UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 14, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2023

On February 14, 2024, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2023 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the nine months ended December 31, 2023, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2023		As of December 31, 2023
Assets
Cash and Due from Banks		67,152,100		66,675,039
Call Loans and Bills Purchased		1,386,895		1,028,132
Receivables under Resale Agreements		11,693,419		19,017,294
Guarantee Deposits Paid under Securities Borrowing Transactions		1,897,429		1,940,810
Other Debt Purchased		3,836,735		4,248,375
Trading Assets		17,404,494		21,391,511
Money Held in Trust		514,607		547,119
Securities	*1,*2	37,363,140	*1,*2	39,355,280
Loans and Bills Discounted	*1	88,687,155	*1	91,738,654
Foreign Exchange Assets	*1	2,408,587	*1	2,269,844
Derivatives other than for Trading Assets		2,184,875		2,737,723
Other Assets	*1	8,689,547	*1	8,240,489
Tangible Fixed Assets		1,105,851		1,123,832
Intangible Fixed Assets		572,719		687,648
Net Defined Benefit Asset		859,271		760,955
Deferred Tax Assets		316,168		199,286
Customers’ Liabilities for Acceptances and Guarantees	*1	8,905,643	*1	9,893,645
Reserves for Possible Losses on Loans		(720,437)		(706,947)
Reserve for Possible Losses on Investments		(1)		(2)

Total Assets		254,258,203		271,148,694

	(Millions of yen)
	As of March 31, 2023	As of December 31, 2023
Liabilities
Deposits	150,498,976	148,469,120
Negotiable Certificates of Deposit	13,788,347	17,556,689
Call Money and Bills Sold	1,814,873	1,555,058
Payables under Repurchase Agreements	25,735,560	35,273,822
Guarantee Deposits Received under Securities Lending Transactions	757,842	773,780
Commercial Paper	1,782,111	1,541,661
Trading Liabilities	12,698,007	15,001,675
Borrowed Money	4,155,480	5,608,362
Foreign Exchange Liabilities	671,552	848,057
Short-term Bonds	477,141	462,301
Bonds and Notes	11,371,189	11,365,532
Due to Trust Accounts	1,534,097	1,023,850
Derivatives other than for Trading Liabilities	2,749,138	4,033,563
Other Liabilities	7,777,025	7,490,377
Reserve for Bonus Payments	126,694	93,520
Reserve for Variable Compensation	2,381	1,894
Net Defined Benefit Liability	68,429	68,454
Reserve for Director and Corporate Auditor Retirement Benefits	539	589
Reserve for Possible Losses on Sales of Loans	15,049	21,794
Reserve for Contingencies	13,706	19,065
Reserve for Reimbursement of Deposits	13,695	10,918
Reserve for Reimbursement of Debentures	7,798	5,501
Reserves under Special Laws	3,352	3,354
Deferred Tax Liabilities	22,391	26,499
Deferred Tax Liabilities for Revaluation Reserve for Land	58,711	57,986
Acceptances and Guarantees	8,905,643	9,893,645

Total Liabilities	245,049,740	261,207,078

Net Assets
Common Stock and Preferred Stock	2,256,767	2,256,767
Capital Surplus	1,129,267	1,129,267
Retained Earnings	5,093,911	5,501,306
Treasury Stock	(8,786)	(8,444)

Total Shareholders’ Equity	8,471,160	8,878,897

Net Unrealized Gains (Losses) on Other Securities	564,495	773,273
Deferred Gains or Losses on Hedges	(358,102)	(349,849)
Revaluation Reserve for Land	129,321	127,792
Foreign Currency Translation Adjustments	144,093	294,788
Remeasurements of Defined Benefit Plans	182,306	137,584
Own Credit Risk Adjustments, Net of Tax	19	88

Total Accumulated Other Comprehensive Income	662,133	983,677

Stock Acquisition Rights	5	5
Non-controlling Interests	75,163	79,035

Total Net Assets	9,208,463	9,941,616

Total Liabilities and Net Assets	254,258,203	271,148,694

(2) Quarterly Consolidated Statement of Income and Quarterly Consolidated Statement of Comprehensive Income

  Quarterly Consolidated Statement of Income

	(Millions of yen)

	For the nine months ended December 31, 2022		For the nine months ended December 31, 2023
Ordinary Income		4,308,147		6,160,482
Interest Income		2,050,840		4,061,818
Interest on Loans and Bills Discounted		1,175,714		2,020,883
Interest and Dividends on Securities		268,434		460,495
Fiduciary Income		43,548		45,536
Fee and Commission Income		640,453		738,392
Trading Income		1,056,220		909,834
Other Operating Income		389,222		251,861
Other Ordinary Income	*1	127,861	*1	153,038
Ordinary Expenses		3,649,996		5,277,631
Interest Expenses		1,326,742		3,404,582
Interest on Deposits		495,216		1,230,987
Fee and Commission Expenses		125,607		149,756
Trading Expenses		843,720		387,416
Other Operating Expenses		140,296		67,424
General and Administrative Expenses		1,057,623		1,172,275
Other Ordinary Expenses	*2	156,004	*2	96,176

Ordinary Profits		658,150		882,850

Extraordinary Gains	*3	41,945	*3	42,212
Extraordinary Losses	*4	10,134	*4	3,609

Income before Income Taxes		689,961		921,452

Income Taxes:
Current		94,750		224,731
Deferred		47,787		51,282

Total Income Taxes		142,537		276,014

Profit		547,423		645,438

Profit Attributable to Non-controlling Interests		4,146		3,118

Profit Attributable to Owners of Parent		543,277		642,320

  Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)

	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Profit	547,423	645,438
Other Comprehensive Income	(460,709)	327,443
Net Unrealized Gains (Losses) on Other Securities	(491,119)	210,789
Deferred Gains or Losses on Hedges	(150,531)	8,422
Foreign Currency Translation Adjustments	195,641	136,694
Remeasurements of Defined Benefit Plans	(43,681)	(44,367)
Own Credit Risk Adjustments, Net of Tax	19	68
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	28,962	15,836

Comprehensive Income	86,714	972,881

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	81,264	965,394
Comprehensive Income Attributable to Non-controlling Interests	5,450	7,487

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

Implementation of ASU2016-13, “Measurement of Credit Losses on Financial Instruments”

Some overseas subsidiaries which apply U.S. GAAP and are considered non-public business entities have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the first quarter ended June 30, 2023. This update has replaced the incurred loss impairment methodology under previous U.S. GAAP with a methodology that reflects expected credit losses with respect to financial instruments in the amortized cost category, and full lifetime expected credit losses have been estimated upon initial recognition and a reserve has been recognized. In adopting the accounting standard, Retained Earnings was adjusted for the cumulative effect at the beginning of the first quarter ended June 30, 2023 in accordance with transitional treatment set out in the accounting standard.

As a result, at the beginning of the first quarter ended June 30, 2023, Reserves for Possible Losses on Loans increased by ¥1,188 million, Reserves for Contingencies increased by ¥1,485 million and Retained Earnings decreased by ¥1,883 million.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Group Executive Officer, and Operating officers to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Operating officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) and other entities in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s responsibilities and others in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”) and the stock compensation program based on Company Group Officer’s responsibilities in their respective company and the performance evaluation of the Company Group, which distributes MHFG’s shares to Operating officers of MHFG and certain consolidated subsidiaries (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their responsibilities and others. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving financial-related indicators and evaluation of stakeholder-related indicators that the Company Group regard as important in order to improve corporate value over the medium to long term. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share, which is based on responsibilities in their respective company and the performance evaluation of the Company Group. Reduction and forfeit of the benefit can occur in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of December 31, 2023 was ¥4,509 million for 2,604 thousand shares (the carrying amount as of March 31, 2023 was ¥5,126 million for 3,231 thousand shares).

Reserves for Possible Losses on Loans

In light of the principles set forth in the report entitled “JFSA’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of macroeconomic uncertainty and others on credit risks on Reserves for Possible Losses on Loans for some credit. More specifically, we estimate the expected losses using the assumptions adjusted for factors such as the Russia-Ukraine situation, the US-China confrontation and others in addition to the recovery of inbound tourist demand following the end of COVID-19, the inflation of import prices and others due to the depreciation of the yen and others. These assumptions include the forecasted GDP growth rate, energy prices, financial variables including interest rates and exchange rates, the future outlook of the business environment for specific portfolio segments, increased rate of labor cost, and the impact of the downturn of the semiconductor market and its potential prolongation. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the consolidated financial statements from those of the previous fiscal year.

In addition, expected losses which are assumed may occur in the future due to difficulties in foreign currency cash management influenced by economic sanctions against Russia, in claims for which transfer risk has not been avoided, are recognized as Reserve for Possible Losses on Loans to Restructuring Countries. The expected losses are calculated based on evaluation of Russian country risk and past defaults which are announced by external rating firms and others. The amount of Reserve for Possible Losses on Loans to Restructuring Countries for the nine months ended December 31, 2023 is ¥34,784 million, which includes ¥33,189 million against the claims related to Russia.

Notes to Quarterly Consolidated Balance Sheet

*1.

Claims based on Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims consist of those included in the accounts of bonds included in “Securities” (its principal’s redemption and interest payments are guaranteed, in whole or in part, and the corporate bonds issue is limited to a private placement of the securities (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), “Loans,” “Foreign Exchanges Assets,” accrued interest and suspense payment in “Other Assets” and “Customers’ Liabilities for Acceptances and Guarantees” in the consolidated balance sheet, and securities in the notes in case they are loans (limited to those under a loan for use or lease agreement).

	(Millions of yen)
	As of March 31, 2023	As of December 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	43,866	34,906
Claims with Collection Risk	655,396	642,395
Claims for Special Attention	372,433	500,579
Loans Past Due for 3 Months or More	288	751
Restructured Loans	372,144	499,828
Sub-total	1,071,696	1,177,881
Normal Claims	100,457,014	104,296,107
Total	101,528,710	105,473,988

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in “Securities,” which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2023	As of December 31, 2023
1,134,235	1,069,382

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Gains on Sales of Stocks	92,867	122,862

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Stock-related Derivatives Expenses	1,735	27,904

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Gains on Cancellation of Employee Retirement Benefit Trust	41,270	36,789

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Losses on Disposition of Fixed Assets	5,364	3,078

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2023. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2022 and 2023 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Depreciation	121,153	124,502
Amortization of Goodwill	2,903	2,872

Changes in Net Assets

For the nine months ended December 31, 2022

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 13, 2022 The Board of Directors	Common Stock	101,542	40.00	March 31, 2022	June 6, 2022	Retained Earnings
November 14, 2022 The Board of Directors	Common Stock	107,889	42.50	September 30, 2022	December 6 2022	Retained Earnings

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 13, 2022 include ¥123 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 14, 2022 include ¥137 million of cash dividends on treasury stock held by BBT trust account.

For the nine months ended December 31, 2023

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2023 The Board of Directors	Common Stock	107,882	42.50	March 31, 2023	June 6, 2023	Retained Earnings
November 13, 2023 The Board of Directors	Common Stock	126,919	50.00	September 30, 2023	December 6, 2023	Retained Earnings

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2023 include ¥137 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 13, 2023 include ¥130 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

Effective as of April 1, 2023, MHFG partially restructured its in-house company system. CIBC was newly established by the integration of the Corporate & Institutional Company and the investment banking functions of the Global Products Unit. With the establishment of CIBC, the Global Corporate Company changed its name to GCIBC.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the nine months ended December 31, 2022

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	504,572	356,148	454,903	330,356	41,205	62,294	1,749,478
General and administrative expenses (excluding Non-Recurring Losses and others)	449,215	149,511	221,294	184,509	26,127	48,984	1,079,640
Equity in income from investments in affiliates	(2,820)	5,699	14,870	—	(319)	3,185	20,615
Amortization of goodwill and others	1,553	68	444	578	5,146	805	8,594
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	50,984	212,268	248,035	145,269	9,613	15,689	681,858

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥5,559 million, of which ¥2,856 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the partial restructuring of in-house companies and the change in allocation method for transactions between each segment and “Others” made in April 2023, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	531,718	396,192	485,595	433,133	41,366	130,044	2,018,048
General and administrative expenses (excluding Non-Recurring Losses and others)	467,625	157,232	251,521	222,026	26,605	66,076	1,191,085
Equity in income from investments in affiliates	5,260	6,005	17,689	—	(12,289)	444	17,109
Amortization of goodwill and others	—	—	652	—	4,855	871	6,378
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	69,353	244,965	251,111	211,107	(2,383)	63,540	837,693

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥19,784 million, of which ¥17,149 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2022 and 2023, are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	681,858	837,693
General and Administrative Expenses (non-recurring losses)	30,610	25,188
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(70,153)	(19,218)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	4,791	5,320
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	41,933	59,769
Net Extraordinary Gains (Losses)	31,810	38,602
Others	(30,890)	(25,902)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	689,961	921,452

Financial Instruments

There are no significant changes to be noted compared with the amounts for the fiscal year ended March 31, 2023.

Securities

There are no significant changes to be noted compared with the amounts for the fiscal year ended March 31, 2023.

Money Held in Trust

There are no significant changes to be noted compared with the amounts for the fiscal year ended March 31, 2023.

Derivatives Information

The classification, type, contract value, fair value and unrealized gains (losses) which are material for operations of the corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2023 are as follows:

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	133,198,056	105,460	105,460

Total		—	105,460	105,460

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) and others are excluded from the above table.

As of December 31, 2023

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	77,090,732	53,606	53,606

Total		—	53,606	53,606

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Forwards	137,422,181	16,369	16,369
Inter-Company or Internal Transactions	Forwards	387	12	12

Total		—	16,381	16,381

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of December 31, 2023

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Forwards	148,365,576	(235,174)	(235,174)
Inter-Company or Internal Transactions	Forwards	54,059	(2,055)	(2,055)

Total		—	(237,230)	(237,230)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

Revenue recognition

	(Millions of yen)
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Ordinary Income	4,308,147	6,160,482
Fee and Commission Income	640,453	738,392
Deposits and Lending business (1)	213,062	246,179
Securities-related business	124,406	179,282
Remittance business	79,358	78,307
Trust-related business	50,599	52,932
Guarantee-related business (2)	30,088	31,319
Agency business	27,885	28,563
Fees for other customer services	115,053	121,807
Fiduciary Income	43,548	45,536

Other Ordinary Income (1)	3,624,144	5,376,552

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Investment Banking Company” and “Global Corporate & Investment Banking Company”.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
(1) Net Income per Share of Common Stock	Yen	214.36	253.41
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	543,277	642,320
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	543,277	642,320
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,534,327	2,534,658

(2) Diluted Net Income per Share of Common Stock	Yen	214.36	253.41
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	19	2
Stock Acquisition Rights	Thousands of shares	19	2
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the nine months ended December 31, 2022 was 3,290 thousand, and the average number of such Treasury Stock shares deducted during the nine months ended December 31, 2023 was 2,775 thousand.

II.	Others

At the meeting of the Board of Directors held on November 13, 2023, the interim cash dividends for the 22nd term were resolved as follows:

Total amount of interim cash dividends	¥126,919 million
Interim cash dividends per share
Common Stock	¥50.00
Effective date and starting date of dividend payments	December 6, 2023